SEVEN POINTS CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2020

Public







UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/ 31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seven Points Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Ave. 11th Fl
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren
(Name – *if individual, state last, first, middle name*)

505 Mur-len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Mangieri _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seven Points Capital LLC _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member
Title



JEFFREY PASCALE
Notary Public, State of New York
No. 02PA6346954
Qualified in Nassau County
Commission Expires August 22, 20 24

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN POINTS CAPITAL, LLC

Table of Contents
December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Seven Points Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seven Points Capital, LLC as of December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Seven Points Capital, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Seven Points Capital, LLC's management. Our responsibility is to express an opinion on Seven Points Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Seven Points Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co

We have served as Seven Points Capital LLC's auditor since 2017.

Olathe, Kansas
March 26, 2021

SEVEN POINTS CAPITAL, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	1,415,717
Receivables from Clearing broker		4,506,139
Receivables from other broker/dealers		94,331
Securities Owned, at fair value		1,658,814
Property and equipment, at cost, less accumulated depreciation of $125,466		23,714
Operating lease asset		563,662
Other Assets		112,873
Total Assets	$	8,375,250

Liabilities and Members' Equity

Accounts payable and accrued liabilities	$	229,948
Trading payouts and salaries payable		2,332,525
Payable to broker/dealers		501,397
Securities sold, not yet purchased, at fair value		139,498
Liability related to operating lease asset		563,662
Paycheck Protection Loan		143,527
Total Liabilities	$	3,910,557
Members' Equity	$	4,464,693
Total Liabilities and Members' Equity	$	8,375,250

SEVEN POINTS CAPITAL, LLC

Notes to Financial Statements
December 31, 2020

1. **Organization and Business**

   Seven Points Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with three state jurisdictions.

   The Company's business activity is principal trading of equity and stock option securities for its proprietary account. The Company has entered into a clearing agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis.

   The Company was organized as a limited liability company under the laws of the State of New York on March 2, 2007.

2. **Summary of Significant Accounting Policies**

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents - The Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

   Securities Owned – Proprietary securities transactions and the related revenue and expenses are recorded on the trade date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

   Property and Equipment - Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Computer equipment are amortized or depreciated over three years. Furniture is depreciated over seven years. Leasehold improvements are depreciated over the lesser of the useful life, or the remaining term of the leased property. Depreciation expense for the year ended December 31, 2020 was $16,654.

   Revenue Recognition - Profit and loss arising from all securities transactions, including stock option contracts, entered into for the account and risk of the Company, are recorded on a trade date basis. Exchange traded equity and option securities are generally valued based on quoted prices from the exchange. Both realized and unrealized trading gains and losses are included in trading revenues. ECN expense and credits, and floor brokerage expense and credits are recorded on a trade date basis.

Summary of Significant Accounting Policies (Continued)

Fair Value

Fair Value Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements:

At December 31, 2020, the Company held Level 1 assets of $1,658,814 of equity and option securities and $139,498 of Level 1 equity and option securities sold short subject to ASC 820.

Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the members. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on non-exempt income. The Company had no non-exempt income in 2020.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company's Statement of Financial Condition at December 31, 2020 and has not recognized interest and/or penalties in the Statement of Operations for the year ended December 31, 2020.

For the year ended December 31, 2020, management has determined that there are no material uncertain tax positions. The Company's U.S. federal income tax returns for 2017 through 2020 are open to review by federal and state taxing authorities.

3. Receivables from Clearing Broker

The clearing and depository operations for the Company's proprietary securities transactions are provided by a Clearing broker pursuant to a Clearing agreement. This agreement allows the Company, under Rule 15c3-3(k)(2)(ii) an exemption from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all transactions are cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provide that its clearing broker will prepare and maintain such records of the transactions effected and cleared in   accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of confirmations and statements and maintenance of margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Included in the Receivable from Clearing broker is a deposit $750,000 which represents a minimum required deposit. This deposit can be used for meeting trading margin requirements and is treated as an allowable asset for net capital under Sec Rule 15c3-1.

4. Property and equipment, net

Property and equipment at December 31, 2020 consist of the following:

Computer Equipment	$	74,088
Leasehold Improvements		41,682
Furniture		33,410
Total cost		149,180
Less: Accumulated depreciation and amortization		(125,466)
Balance at December 31, 2020	$	23,714

5. Commitments and Contingencies

The Company has signed a 60-month operating lease, commencing August 2017, for its New York City office. The lease requires monthly payments of $18,521. The Company has provided a letter of credit in the amount of $74,398 is secured by cash and is included in Other assets on the Statement of Financial Condition. Rent expense under this lease for 2020 totaled $232,234. The rent expense associated with this lease contains an escalation, operating expense, and an abatement clause is recorded on a straight-line basis over the lease term. The difference between the rent paid per the lease agreement and the straight-line rent expense is recorded as deferred rent liability and included in Accounts payable and accrued liabilities on the Statement of Financial Condition. At December 31, 2020, the deferred rent liability was $44,036.

The minimum annual lease payment, not including abatements, is $226,452, payable $18,521 per month. The Company will be required to pay an annual expense payment in monthly installments of $705.83 plus annual escalations and an annual assessment for New York City real estate taxes.

Futures annual minimum lease payments under the extended lease are as follows:

2021	$234,947
2022	$239,486
2023	$239,605
Total	$714,038

In addition, in accordance with *FASB* ASU No. 2016-02, Leases (Topic 842), the Company included in its Statement of Financial Condition this lease as an operating lease asset and an equal and offsetting liability. The amount of the lease asset and lease liability reflect the present value of future unpaid lease payments.

The Company signed a 37month obligation under an operating lease, which commenced in June 2019, in Clark Township, New Jersey. Monthly fixed rent, before operating expenses, is $2,123 in Year 1, $2,175 in Year 2, and $2,227 in Year 3. Aggregate annual rental expense, including operating expenses, for office space at this location was $27,993 for 2020.

6. Office Service/License Agreements

The Company has a 12- month obligation under an office license agreement with an initial term thru August 2020 in San Diego, California. Base Monthly payments, before add-ons, are $1,181 after taking into account a 5-month promotional discount. For 2020, payments under this lease were $11,186. This amount is included in Occupancy/Rent in the Statement of Operations
The Company signed a service agreement with a licensor in November 2019. This agreement contains a 6- month commitment commencing January 1, 2020 with a monthly expense of $2800 after a 25% discount.
For 2020, payments under this lease were $36,679. This amount is included in Occupancy/Rent in the Statement of Operations
The Company signed a membership agreement for office space in Toronto, Canada. Occupancy commenced December 1, 2019 with a 6-month term. Monthly fees are $2825 CAD, or about $2200 USD. For 2020, payments under this lease were $11,395 USD. This amount is included in Occupancy/Rent in the Statement of Operations.

7. Concentrations

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. As of December 31, 2020, the Company's cash balances on deposit did exceed FDIC insured limits in one account. The Company does not expect to incur any loss regarding this concentration.
The Company's clearing broker accounted for approximately 100% of the Company's deposit with and receivable from broker dealers as of December 31, 2020 The Company does not expect to incur any losses regarding this concentration.

8. Line of Credit

The Company maintains a line of credit with a financial institution for up to $100,000 at rate of 5.68%. At December 31, 2020, the Company had no outstanding balance due on the line of credit.

9. Paycheck Protection Loan

The Company obtained a paycheck protection loan in April 2020 for $143,527. The Company has until at least April of 2021 to apply forgiveness of this loan. The Company believes it has met the terms for forgiveness. This balance is reflected on the Statement of Financial Condition.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2020, the Company had net capital, as defined, of $3,993,873 which was $3,780,046 in excess of its required minimum net capital of $213,827 . Its ratio of Aggregate Indebtedness ("AI") to net capital was .80 to 1.

11. Financial Instruments, Off-Balance Sheet Risk, and Uncertainties

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully disclosed basis. Its proprietary money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and its Clearing Broker monitor its cash and collateral with the Clearing Broker on a daily basis.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the Company and in accordance with the higher of minimum margin requirements set by the exchange or the clearing broker The Company seeks to limit the potential for losses through the daily monitoring of the positions or through the establishment of similar offsetting positions, however significant losses may nevertheless occur.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the contra- broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, all or part of the Company's receivable from that clearing broker would be subject to failure.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, trading payouts and salaries payable and payable to clearing broker and other broker/dealers are carried at amounts that approximate fair value due to the short –term nature of the instruments.

12. **Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes**

As of December 31, 2020, the gross contractual or notional amounts of derivative financial instruments are as follows:

	Notional or Contract Amount
Equity:	
Options held	$3,241,300
Options written	$2,179,100
Total:	$5,420,400

The Company's transactions with off-balance sheet risk are short-term in duration with a weighted average maturity of less than a month.

13. **Subsequent Events**

Management has evaluated subsequent events through March 26, 2021, the date the financial statements were available to be issued. In accordance with the Company's Membership Interest Purchase Agreement, in January 2021, a distribution to the former member and a contribution by the new member was made for $94,028. The next scheduled and final payment is July 2021. There were no other subsequent events that require disclosure or adjustment in the financial statements.